Exhibit 99.1

News Release

XOMA Reports First Quarter 2008 Financial Results

Berkeley, CA – May 12, 2008 — XOMA Ltd. (NASDAQ: XOMA), a leader in the discovery and development of therapeutic antibodies, today announced its results for the quarter ended March 31, 2008.

“XOMA made excellent progress during the first quarter, including the advancement of two clinical trials of XOMA 052, our high-potency anti-inflammatory antibody designed to target multiple diseases like diabetes and rheumatoid arthritis,” said Steven Engle, Chairman of the Board, Chief Executive Officer and President of XOMA. “We expect to have data from our ongoing diabetes studies in the third quarter of 2008 and anticipate starting clinical trials of XOMA 052 in acute gout, systemic juvenile idiopathic arthritis (sJIA) and rheumatoid arthritis in 2008. In other areas of our business, we remain on track to meet our 2008 goals that include growing revenue from our antibody collaborations, adding additional technology licenses and building on our accomplishments in biodefense. In addition, we recently strengthened our financial position by adding approximately $31 million to our cash balance through a royalty-based loan.”

First Quarter 2008 Financial Results

XOMA’s total revenues were $12.1 million in the first quarter of 2008, compared to $12.3 million in the first quarter of 2007. These revenues reflect royalty revenues from Genentech’s LUCENTIS® and RAPTIVA® products, and activities related to XOMA’s contracts with our collaborators Schering-Plough Research Institute and Takeda Pharmaceutical Company Limited (Takeda), and the National Institute of Allergy and Infectious Diseases (NIAID).

The operating loss for the first quarter was $13.0 million in 2008 compared to an operating loss of $8.6 million in 2007, reflecting increased spending on the development of proprietary products and personnel-related costs. The net loss for the first quarter was $14.2 million or $0.11 per share for 2008, compared with a net loss of $15.9 million or $0.14 per share for 2007. Cash, cash equivalents and short-term investments at March 31, 2008 were $19.0 million. The company recently added approximately $31 million in cash through a loan as described below. A more detailed discussion of XOMA’s first quarter 2008 financial results is provided below and in the Company’s Form 10-Q filing with the SEC.

Recent Highlights

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Lead anti-inflammatory drug candidate progresses to fourth of six dose groups: XOMA continued to advance the development of XOMA 052, a broad anti-inflammatory antibody for targeting IL-1 mediated diseases. XOMA is currently conducting two randomized, placebo-controlled, double-blind studies of XOMA 052 in Type 2 diabetes based in the US and in Europe. XOMA has completed enrollment in the fourth of six dose groups in the single dose, part one, of the US study. The European single-dose study is enrolling patients in the third of six dose groups. XOMA expects to have preliminary results of the studies in the third quarter of 2008.

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Next studies being planned for lead drug candidate: XOMA’s plan to initiate further studies of XOMA 052 in three additional indications – gout, sJIA and RA – in the second half of 2008 remains on track. Other IL-1 blocking agents have been well tolerated and shown activity in these three indications.

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Clinical evidence of broad anti-inflammatory therapeutic approach behind XOMA’s lead drug candidate grows: The positive clinical effect of a therapeutic class of drugs called IL-1 blockers was demonstrated recently in two different indications. In April 2008, positive results of Phase 2 studies of two anti IL-1 antibodies were announced, one in Muckle-Wells disease and another in rheumatoid arthritis. The IL-1 blocker in each study was well tolerated and reduced symptoms in patients. The Company believes these results strengthen the medical hypothesis for the development of its IL-1 blocking drug, XOMA 052.

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US regulators approve second drug that uses therapeutic approach behind XOMA’s lead drug candidate: In February of 2008, the US Food and Drug Administration (FDA) approved for marketing an IL-1 blocker for the treatment of Cryopyrin-Associated Periodic Syndromes (CAPS), an orphan disease characterized by life-threatening levels of inflammation. This is the second drug approved by the FDA that uses the IL 1 therapeutic approach. The company believes this approval will strengthen the basis for the regulatory review of its IL-1 blocking drug, XOMA 052.

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New lymphoma study initiated of oncology drug: Novartis AG (Novartis) and XOMA have started a Phase 1/Phase 2 clinical study of HCD122 in lymphoma. HCD122 is a fully human, antagonist antibody that targets the CD40 antigen and is the lead product in the antibody development collaboration between Novartis and XOMA. In the open-label multiple site study, adults with non-Hodgkin’s lymphoma or Hodgkin’s lymphoma who have received at least two prior therapies will receive HCD122 intravenously once a week for four weeks. The study will evaluate HCD122 for highest tolerated dose, safety and activity, and will enroll up to 50 subjects.

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Positive pre-IND FDA meeting held on anti-bacterial drug candidate: Progress continued in the development of XOMA 629 for the treatment of impetigo and the topical eradication of Staphylococcus aureus, including methicillin-resistant Staphylococcus aureus, or MRSA. XOMA expects to begin Phase 1 studies in these indications in the second half of 2008.

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New royalty payments anticipated from recently approved rheumatoid arthritis drug: CIMZIA® received approval from the FDA for the treatment of Crohn’s disease. CIMZIA® is the second marketed therapeutic product manufactured under license using XOMA’s proprietary bacterial cell expression technology. UCB has announced that commercial distribution of CIMZIA® started on April 24, 2008. UCB has also said it expects FDA review of CIMZIA® for a second indication - rheumatoid arthritis - to be completed in the fourth quarter of 2008. XOMA’s bacterial cell expression licenses provide for royalties on bacterial cell expression-enabled products, such as CIMZIA®, ranging from 0.5 percent to 3.0 percent of sales. Genentech’s LUCENTIS® for age-related macular degeneration was the first approved drug that uses XOMA’s proprietary bacterial cell expression technology.

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Completion of biodefense manufacturing campaign: XOMA completed the cGMP manufacturing campaign for three anti-botulinum neurotoxin antibodies to support initial clinical trial testing. The contract work is being performed on a cost plus fixed-fee basis and will be 100 percent funded with Federal funds from the National Institute of Allergy and Infectious Diseases under Contract No. HHSN266200600008C.

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New antibody optimization technology added to collaboration product offerings and internal capabilities: XOMA entered into a license agreement with Verenium Corporation (Verenium) for access to its proprietary Gene Site Saturation Mutagenesis™ (GSSM™) technology on May 2, 2008. GSSM™ is a protein optimization technology that can be used to rapidly engineer antibody variants with enhanced functionality and high binding affinity. XOMA will have the exclusive right to use GSSM™ for the discovery and development of therapeutic antibodies for its internal pipeline projects and in collaboration programs with corporate partners. The GSSM technology was used in the development of XOMA 052 and will complement the array of proprietary and other in-licensed technologies that form XOMA’s antibody discovery and optimization platform. Verenium has retained the right to use the technology itself.

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Technology license agreements: XOMA is in discussions with multiple companies regarding possible agreements for the licensed use of XOMA’s proprietary bacterial cell expression technology to enable the discovery and production of antibody products. XOMA believes there are several companies developing or planning to develop certain antibody products that do not currently have rights to use the bacterial cell expression technology and may require a license from XOMA.

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Access to additional cash resources without dilution: XOMA raised net proceeds of approximately $31 million by entering into a five-year $55 million loan, non-dilutive to shareholders, with Goldman Sachs Specialty Lending Group, L.P. (Goldman Sachs). The loan is secured by royalty revenues the Company receives from sales of RAPTIVA®, LUCENTIS® and CIMZIA®. Proceeds will be used to support general corporate purposes, including the development of proprietary products. The loan involves no transfer of patent ownership or licenses.

Financial Discussion

Revenues

License and collaborative fee revenues were $25,000 for the quarter ended March 31, 2008, compared with $4.4 million for the same period of 2007. The $4.4 million decrease reflects the recognition in the first quarter of 2007 of $4.3 million in unamortized revenue from a previously disclosed $10.0 million upfront collaboration fee received in connection with our collaboration with Novartis in February of 2004.

Contract revenues for the first quarter totaled $7.1 million in 2008, compared with $4.4 million in 2007. The increase of $2.7 million resulted primarily from increased antibody collaboration activities in our contracts with Schering-Plough Research Institute and Takeda.

Royalties were $4.9 million for the first quarter of 2008 compared with $3.5 million in the first quarter of 2007, an increase of $1.4 million resulting primarily from higher sales of RAPTIVA® and LUCENTIS® outside the US.

Expenses

XOMA’s research and development expense for the first quarter of 2008 totaled $19.2 million, compared with $15.9 million in the same period of 2007. The increase of $3.3 million primarily reflects spending on the development of XOMA 052, currently in Phase 1 clinical trials, XOMA 629 and our contracts with the Schering-Plough Research Institute.

General and administrative expense for the first quarter of 2008 was $5.9 million compared with $4.9 million for the same period last year. This increase of $1.0 million resulted primarily from increased legal, marketing and personnel related expenses.

Interest expense for the first quarter of 2008 was $1.5 million compared with $7.9 million for the same period of 2007. The decrease in 2008 compared to 2007 is due to the elimination of all outstanding convertible debt in 2007, which represented $6.5 million of the total interest expense in the first quarter of 2007. Interest expense in the first quarter of 2008 consisted primarily of $0.4 million from the Novartis collaboration facility and $0.8 million on its loan from Goldman Sachs.

Liquidity and Capital Resources

Cash, cash equivalents and short-term investments at March 31, 2008 were $19.0 million compared with $38.6 million at December 31, 2007. Principal repayment of the original Goldman Sachs loan in the quarter was $8.2 million. Cash used in operating activities during the first quarter of 2008 was $14.4 million compared with $9.0 million during the first quarter of 2007. Net proceeds received in May of 2008 from the new Goldman Sachs loan are approximately $31 million after repayment of the original loan and payment of transaction-related expenses.

Based on current spending levels, anticipated revenues, collaborator funding, proceeds from our refinanced loan from Goldman Sachs, and other sources of funding we believe to be available, we estimate that we have sufficient cash resources to meet our anticipated net cash needs through at least the next twelve months. Any significant revenue shortfalls, increases in planned spending on development programs or more rapid progress of development programs than anticipated, as well as the unavailability of anticipated sources of funding, could shorten this period. Progress or setbacks by potentially competing products may also affect our ability to raise new funding on acceptable terms.

Long-term Debt

At March 31, 2008, XOMA had outstanding principal of $22.1 million on the 5-year term loan from Goldman Sachs established in November of 2006 and $20.6 million of long-term debt to Novartis. The long-term debt to Novartis represents XOMA’s borrowings under a $50.0 million loan facility established to facilitate XOMA’s participation in its collaboration with Novartis. The Novartis loan is secured by XOMA’s interest in the collaboration and will be due in 2015. In May of 2008, the 2006 Goldman Sachs loan was refinanced with the proceeds of a new Goldman Sachs loan of $55.0 million.

As of March 31, 2008, XOMA held $1.4 million in Auction Rate Securities, of which it sold $950,000 in April 2008. The issuers of the remaining $475,000 have announced plans to complete the repurchase of the securities within the next four months. Accordingly, these assets are recorded as short-term investments on the balance sheet as of March 31, 2008.

Guidance Update

XOMA is updating its financial guidance for the full year 2008. The Company has adjusted its revenue expectations based primarily on delays in biodefense contract work under a contract between SRI International and NIAID, and secondarily on recent royalty revenues. XOMA now expects that revenue for 2008 will be between 80 percent and 95 percent, compared to previous guidance of 90 percent to 105 percent, of the record-level revenues of $84.3 million in 2007. The company is also lowering the guidance range for its 2008 research and development expense, which it expects will increase between 25 percent and 35 percent, compared to previous guidance of 25 percent to 40 percent, from the $66.2 million spent in 2007. Guidance for general and administrative expense for 2008 is unchanged and is expected to increase between 15 percent and 25 percent from the $20.6 million spent in 2007. The company expects it will use cash of $20 million to $25 million in 2008 operating activities, compared to previous guidance of $15 million to $20 million, and will spend $11 million to $12 million on capital items, compared to the previous guidance of $12 million to $13 million.

Product Highlights

XOMA 052: XOMA 052 is a potent monoclonal antibody with the potential to impact multiple inflammatory diseases such as rheumatoid arthritis, diabetes and gout by blocking the production of a powerful mediator of inflammation called interleukin-1 beta or IL-1 beta. The XOMA 052 antibody targets the IL-1 beta ligand and removes it from circulation. By capturing the IL-1 beta ligand in this way, XOMA 052 is designed to interrupt the cellular signaling events induced by the ligand that contribute to multiple inflammatory conditions.

Because of its high binding affinity, specificity and half-life, XOMA 052 is likely to provide convenient dosing in the treatment of most chronic IL-1 mediated diseases. XOMA 052 is currently being studied in two clinical trials in Type 2 diabetes patients. Its development may represent a novel therapeutic approach to diabetes for patients and physicians. Unlike current therapies that increase the availability of insulin, XOMA 052 targets the inflammatory process which is believed to underlie the cause of diabetes.

The two randomized, placebo-controlled, double-blind, dose-escalation studies in Type 2 diabetes are designed to assess the safety and pharmacokinetics of XOMA 052, and measure levels of Hemoglobin A1c and systemic inflammation. The European study will enroll up to 36 patients in six cohorts, and involves single-dose intravenous administration and dose-escalation by cohort. The U.S study will enroll up to 72 patients and consists of three parts — single-dose intravenous, single-dose subcutaneous and multi-dose intravenous administrations.

The European study and part one of the US study will each enroll up to 36 patients and investigate six levels of single-dose intravenous drug administration, 0.01, 0.03, 0.1, 0.3, 1.0 and 3.0 mg/kg, in six groups of patients. The European study has advanced to the third dose group; part one of the US study has advanced to the fourth dose group. XOMA expects to have results of the European study and part one of the U.S. study in the third quarter of 2008.

In 2008, XOMA plans to initiate clinical studies of XOMA 052 in rheumatoid arthritis (RA), systemic juvenile idiopathic arthritis (sJIA) and gout, based on safety and pharmacokinetics data from the studies of Type 2 diabetes.

XOMA developed XOMA 052 using the Company’s extensive antibody discovery infrastructure and humanized it using XOMA’s Human Engineering™ technology. XOMA 052 is fully owned by XOMA.

RAPTIVA® (efalizumab) Collaboration with Genentech and Merck Serono - According to Genentech and Merck Serono SA, worldwide sales of RAPTIVA® in the first quarter of 2008 were $61 million, with $26 million coming from Genentech’s sales in the U.S. and $35 million from Merck Serono SA’s sales internationally. First quarter sales grew 27 percent compared to $48 million in the first quarter of 2007, and grew 9 percent compared to $56 million in the fourth quarter of 2007. XOMA earns a mid single-digit royalty on worldwide sales of RAPTIVA®.

LUCENTIS® (ranibizumab injection) by Genentech - LUCENTIS® is an antibody fragment against Vascular Endothelial Growth Factor (VEGF) for the treatment of neovascular (wet) age-related macular degeneration, which causes vision loss in the elderly. LUCENTIS® is the first marketed therapeutic product manufactured under a license using XOMA’s bacterial cell expression technology, an enabling technology used to discover and screen, as well as develop and manufacture, recombinant antibodies and other proteins for commercial purposes. LUCENTIS® was approved by the FDA in June of 2006 and in the European Union, where it is distributed by Novartis, in January of 2007.

According to Genentech and Novartis, worldwide sales of LUCENTIS® in the first quarter of 2008 were $393 million, with $198 million coming from Genentech’s sales in the U.S and $195 million from Novartis’ sales internationally. First quarter sales grew 64 percent compared to $240 million in the first quarter 2007, and grew 7 percent compared to $368 million in the fourth quarter of 2007.

CIMZIA® (certolizumab pegol) by UCB - CIMZIA® is an antibody fragment against Tumor Necrosis Factor alpha (TNF alpha) for the treatment of Crohn’s disease and is the second marketed therapeutic product manufactured under license using XOMA’s bacterial cell expression technology. CIMZIA® was approved by the FDA in April of 2008 for the treatment of moderate to severe Crohn’s disease in adult patients who have not responded to conventional therapy and is currently under review for approval in rheumatoid arthritis by the FDA in the US and by the CHMP in the EU. UCB has announced that commercial distribution of CIMZIA® started in April of 2008.

HCD122 with Novartis - HCD122 is a fully human anti-CD40 antibody designed as an antagonist to CD40 and as a treatment for B-cell mediated diseases, including malignancies and autoimmune diseases. This antibody has a unique, dual mechanism of action that blocks tumor cell growth and recruits immune effector cells to kill tumor cells. HCD122 is the first product candidate selected under the multi-product antibody development and commercialization agreement announced by Novartis and XOMA in March of 2004.

In April of 2008, Novartis and XOMA started a Phase 1/Phase 2 clinical study of HCD122 for patients with lymphoma. In the open-label multi-site study, adults with non-Hodgkin’s lymphoma or Hodgkin’s lymphoma who have received at least two prior therapies will receive HCD122 intravenously once a week for four weeks. The study will evaluate highest tolerated dose, safety and activity of HCD122, and will enroll up to 50 subjects.

In April of 2005, XOMA announced the initiation of a Phase 1 study of HCD122 for patients with advanced chronic lymphocytic leukemia, and in October of 2005, XOMA and Novartis initiated a second Phase 1 study for patients with multiple myeloma. In December of 2006, the Companies reported favorable preliminary results of these Phase 1 trials, as well as favorable pre-clinical results of comparisons of HCD122 with RITUXAN®.

In addition to HCD122, XOMA is investigating a number of undisclosed preclinical stage programs with Novartis.

XOMA 629 - XOMA 629 is a synthetic peptide derived from an amino acid sequence found in bactericidal/permeability-increasing protein (BPI), a human host-defense protein that is one of the body’s early lines of defense against invading microorganisms. XOMA is currently evaluating XOMA 629 topically for the eradication of Staphylococcus aureus (staph), both methicillin-sensitive (MSSA) and methicillin-resistant (MRSA), and for superficial skin infections, such as impetigo.

Along with an alarming rise in antibiotic resistance, treatment of topical bacterial infections has become more complex. In preclinical studies, XOMA 629 has been shown to act as a broad-spectrum antimicrobial compound. XOMA 629 has an encouraging safety profile based on clinical experience in approximately 300 patients.

XOMA intends to commence clinical trials in 2008 to evaluate the safety and anti-microbial activity of XOMA 629 for use in superficial infections.

Contract Development and Collaboration Agreements

NIAID Contract: Anti-Botulinum Neurotoxin Program

In July of 2006, XOMA was awarded a $16.3 million contract to produce monoclonal antibodies for the treatment of botulism to protect U.S. citizens against the harmful effects of botulinum neurotoxins used in bioterrorism. XOMA is continuing to make progress in completion of this contract. The contract work is being performed on a cost plus fixed fee basis over a three-year period and will be 100 percent funded with Federal funds from the National Institute of Allergy and Infectious Diseases (NIAID) under Contract No. HHSN266200600008C.

SRI International Subcontract

In November of 2006, XOMA was designated as a subcontractor under a prime contract between SRI International of Menlo Park, California, and NIAID. Under the subcontract, XOMA would manufacture a variety of monoclonal antibody therapeutic agents of importance to NIAID.

Schering-Plough Research Institute Collaboration: Multiple Antibody Projects for Undisclosed Targets

In May of 2006, XOMA entered into a collaboration agreement with the Schering-Plough Research Institute (SPRI) to conduct multiple therapeutic monoclonal antibody discovery and development projects. During the collaboration, XOMA will discover therapeutic antibodies against targets selected by SPRI, use its phage display libraries to generate fully human antibodies and the company’s proprietary Human Engineering technology to humanize antibody candidates generated by hybridoma techniques, perform pre-clinical studies to support regulatory filings, cell line and process development and produce antibodies for initial clinical trials. In January of 2007, XOMA announced that this collaboration had been expanded to include additional disease targets. XOMA estimates that it could receive more than $75 million before royalties over the life of the agreement in aggregate upfront, R&D funding, milestone and other payments.

Takeda Pharmaceutical Collaboration: Multiple Antibody Projects for Undisclosed Targets

In November of 2006, the company entered into a collaboration agreement with Takeda to conduct multiple therapeutic monoclonal antibody discovery and development projects. During the collaboration, XOMA will discover therapeutic antibodies against multiple targets selected by Takeda. In February of 2007, XOMA announced that this collaboration had been expanded to include additional disease targets in oncology. XOMA estimates that it could receive more than $230 million, before royalties, over the life of the agreement in aggregate upfront, R&D funding, milestone and other payments.

Investor Conference Call

XOMA will host a conference call and webcast to discuss its first quarter 2008 results today, May 12, 2008, at 8:30 a.m. Eastern. The webcast can be accessed via XOMA’s website at www.xoma.com and will be available for replay until close of business on August 31, 2008. Telephone numbers for the live audiocast are 877-407-9205 (U.S. and Canada) and 201-689-8054 (International). No conference ID is necessary. A telephonic replay will be available beginning approximately two hours after the conclusion of the call until close of business on May 26, 2008. Telephone numbers for the replay are 877-660-6853 (U.S./Canada) and 201-612-7415 (International). Two access numbers are required for the replay: account number 286 and conference ID # 283700.

About XOMA

XOMA is a leader in the discovery, development and manufacture of therapeutic antibodies. The Company’s expanding pipeline includes XOMA 052, a broad anti-inflammatory antibody drug candidate that targets the IL-1 pathway, and XOMA 629, an anti-microbial drug candidate that is synthetic peptide compound derived from bactericidal/permeability-increasing protein (BPI). BPI is a human host-defense protein that is one of the body’s early lines of defense against invading organisms. XOMA has multiple revenue streams from the licensing of its antibody technologies, product royalties, development collaborations, and biodefense contracts. XOMA’s technologies and experienced team have contributed to the success of marketed antibody products, including RAPTIVA® (efalizumab) for chronic moderate to severe plaque psoriasis and LUCENTIS® (ranibizumab injection) for wet age-related macular degeneration.

The Company has a premier antibody discovery and development platform that incorporates leading antibody phage display libraries and XOMA’s proprietary Human Engineering™ and bacterial cell expression technologies. Bacterial cell expression is a key breakthrough biotechnology for the discovery and manufacturing of antibodies and other proteins. As a result, more than 50 pharmaceutical and biotechnology companies have signed bacterial cell expression licenses.

In addition to developing its own products, XOMA develops products with premier pharmaceutical companies including Novartis AG, Schering-Plough Research Institute and Takeda Pharmaceutical Company Limited. XOMA has a fully integrated product development infrastructure, extending from pre-clinical science to product launch, and a team of 300 employees at its Berkeley location. For more information, please visit the company’s website at www.xoma.com.

Certain statements contained herein concerning the sufficiency of our cash resources, anticipated levels of revenues, expenses and cash utilization, sales of approved products, expected payments under existing agreements and/or product development or that otherwise relate to future periods are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market.

Among other things the sufficiency of our cash and anticipated levels of revenues, expenses and cash utilization may be other than as expected due to unanticipated changes in XOMA’s research and development programs, unavailability of additional arrangements, lower than anticipated sales of approved products or failure of products to receive approval; the sales efforts for approved products may not be successful if the parties responsible for marketing and sales fail to meet their commercialization goals, due to the strength of competition, if physicians do not adopt the products as treatments for their patients or if remaining regulatory approvals are not obtained or maintained; and XOMA will not receive the estimated total amounts of funds if it cannot successfully carry out its obligations under its existing contracts.

These and other risks, including those related to the results of discovery and pre-clinical testing; the timing or results of pending and future clinical trials (including the design and progress of clinical trials; safety and efficacy of the products being tested; action, inaction or delay by the FDA, European or other regulators or their advisory bodies; and analysis or interpretation by, or submission to, these entities or others of scientific data); changes in the status of existing collaborative relationships; the ability of collaborators and other partners to meet their obligations; XOMA’s ability to meet the demands of the United States government agency with which it has entered into its government contracts; competition; market demands for products; scale-up and marketing capabilities; availability of additional licensing or collaboration opportunities; international operations; share price volatility; XOMA’s financing needs and opportunities; uncertainties regarding the status of biotechnology patents; uncertainties as to the costs of protecting intellectual property; and risks associated with XOMA’s status as a Bermuda company, are described in more detail in XOMA’s most recent filing on Form 10-K and in other SEC filings. Consider such risks carefully when considering XOMA’s prospects.

Condensed Financial Statements Follow

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XOMA Ltd.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	March 31, 2008	December 31, 2007
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$8,815	$22,500
Short-term investments	10,220	16,067
Restricted cash	903	6,019
Receivables	7,701	12,135
Prepaid expenses	1,499	1,113
Debt issuance costs	185	254

Total current assets	29,323	58,088
Property and equipment, net	26,146	25,603
Debt issuance costs – long-term	482	722
Other assets	402	402

Total assets	$56,353	$84,815

LIABILITIES AND SHAREHOLDERS’ EQUITY
(NET CAPITAL DEFICIENCY)
Current liabilities:
Accounts payable	$5,663	$6,995
Accrued liabilities	4,990	7,710
Accrued interest	402	878
Deferred revenue	5,885	8,017

Total current liabilities	16,940	23,600
Deferred revenue – long-term	8,924	10,047
Interest bearing obligation – long-term	42,690	50,850

Total liabilities	68,554	84,497

Commitments and contingencies
Shareholders’ equity (net capital deficiency):
Preference shares, $.05 par value, 1,000,000 shares authorized
Series A, 210,000 designated, no shares issued and outstanding at March 31, 2008 and December 31, 2007, respectively	—	—
Series B, 8,000 designated, 2,959 shares issued and outstanding at March 31, 2008 and December 31, 2007, respectively; aggregate liquidation preference of $29.6 million	1	1
Common shares, $.0005 par value, 210,000,000 shares authorized, 132,285,482 and 131,957,774 shares outstanding at March 31, 2008 and December 31, 2007, respectively	66	66
Additional paid-in capital	741,716	740,119
Accumulated comprehensive income (loss)	50	(9)
Accumulated deficit	(754,034)	(739,859)

Total shareholders’ equity (net capital deficiency)	(12,201)	318

Total liabilities and shareholders’ equity (net capital deficiency)	$56,353	$84,815

XOMA Ltd.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited, in thousands, except per share amounts)

	Three months ended March 31,
	2008	2007
Revenues:
License and collaborative fees	$25	$4,418
Contract and other revenue	7,111	4,359
Royalties	4,921	3,475

Total revenues	12,057	12,252

Operating costs and expenses:
Research and development (including contract related of $5,387, and $3,562, respectively, for the three months ended March 31, 2008 and 2007)	19,211	15,929
General and administrative	5,872	4,909

Total operating costs and expenses	25,083	20,838

Loss from operations	(13,026)	(8,586)
Other income (expense):
Investment and interest income	392	601
Interest expense	(1,450)	(7,933)
Other expense	(91)	(10)

Net loss	$(14,175)	$(15,928)

Basic and diluted net loss per common share	$(0.11)	$(0.14)

Shares used in computing basic and diluted net loss per common share	132,156	116,196

Company Contact:	Media & Investors Contact:
Greg Mann	Carolyn Hawley
XOMA	Porter Novelli Life Sciences
510-204-7270	619-849-5375
mann@xoma.com	chawley@pnlifesciences.com